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Exhibit 99.2

DragonWave Inc.	For the three months ended May 31 2011

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share and per share amounts
(unaudited)

	Note	As at May 31, 2011	As at February 28, 2011
			(Note 2)
Assets
Current Assets
Cash and cash equivalents	4	63,641	77,819
Restricted cash	4	146	714
Short term investments	4	16,145	11,181
Trade receivables	5	9,598	11,579
Inventory	6	32,014	28,204
Other current assets	7	5,768	5,306
Future income tax asset		538	553

		127,850	135,356
Long Term Assets
Property and equipment	8	7,180	7,560
Future income tax asset		813	808
Intangible assets	9	14,656	14,929
Goodwill		11,927	11,927

		34,576	35,224
Total Assets		162,426	170,580

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	16,525	15,967
Deferred revenue		1,910	1,453
Contingent royalty	15	644	622
Contingent consideration	11	14,853	14,622

		33,932	32,664
Long Term Liabilities
Contingent royalty	15	3,112	3,290
Other long term liabilities	12	1,479	1,999

		4,591	5,289
Commitments	15
Shareholders' equity
Capital stock	13	171,832	171,570
Contributed surplus	13	3,050	2,642
Deficit	13	(41,857)	(31,967)
Accumulated other comprehensive loss	13	(9,623)	(9,618)

Total shareholder's equity		123,402	132,627
Non-controlling interests	3	501	—

Total Equity		123,903	132,627
Total Liabilities and Equity		162,426	170,580

Shares issued & outstanding		35,471,677	35,421,893

On behalf of the Board:

/s/ GERRY SPENCER Director	/s/ TOM MANLEY Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's except share and per share amounts
(unaudited)

		Three months ended May 31
	Note	2011	2010
			(Note 2)
REVENUE	18, 19	11,049	48,726
Cost of sales	6	6,405	27,495

Gross profit		4,644	21,231

EXPENSES
Research and development		6,597	4,631
Selling and marketing		4,080	4,128
General and administrative		3,632	2,561
Government assistance	15	(350)	—

		13,959	11,320

Income (loss) before amortization of intangible assets and other items		(9,315)	9,911
Amortization of intangible assets	9	(587)	(82)
Accretion expense		(276)	—
Interest income		84	32
Investment gain (loss)		39	(49)
Foreign exchange gain		120	117

Income (loss) before income taxes		(9,935)	9,929
Income tax expense		9	231

Net Income (loss)		(9,944)	9,698
Net Loss Attributable to Non-Controlling Interest		54	—

Net Income (Loss) applicable to shareholders		(9,890)	9,698
Foreign currency translation differences for foreign operations		5	—

Comprehensive Income (Loss) applicable to shareholders		(9,895)	9,698
Income (loss) per share
Basic	14	(0.28)	0.26
Diluted	14	(0.28)	0.26
Weighted Average Shares Outstanding
Basic	14	35,429,049	36,916,893
Diluted	14	35,429,049	37,930,704

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Expressed in US $000's except common share amounts
(unaudited)

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non-Controlling Interest	Shareholder's Equity
Balance at February 28, 2009	28,559,297	$108,153	$1,301	$(60,075)	$(15,305)	$0	$34,074
Equity financing	7,493,562	$68,615	—	—	—	—	$68,615
Stock-based compensation		—	$952	—	—	—	$952
Exercise of stock options	753,443	$1,812	$(692)	—	—	—	$1,120
Warrant exercises	114,594	$379	—	—	—	—	$379
Other comprehensive income	—	$164	—	—	$5,687	—	$5,851
Other	14,021	$51	—	—	—	—	$51
Net earnings	—		—	$27,804	—	—	$27,804

Balance at February 28, 2010	36,934,917	$179,174	$1,561	$(32,271)	$(9,618)	$0	$138,846

Stock-based compensation	—	—	$1,389	—	—	—	$1,389
Exercise of stock options	311,254	$1,126	$(285)	—	—	—	$841
Share repurchase	(1,865,549)	$(9,035)	—	$(1,703)	—	—	$(10,738)
Other	41,271	$305	$(23)	—	—	—	$282
Net Earnings	—	—	—	$2,007	—	—	$2,007

Balance at February 28, 2011 (Note 2)	35,421,893	$171,570	$2,642	$(31,967)	$(9,618)	$0	$132,627

Stock-based compensation	—	—	$480	—	—	—	$480
Exercise of stock options	40,346	$190	$(69)	—	—	—	$121
Other	9,438	$72	$(3)	—	—	—	$69
Other comprehensive loss	—	—	—	—	$(5)	—	$(5)
Equity contribution by non-controlling interest in DW-HFCL (Note 3)	—	—	—	—	—	$555	$555
Net Loss	—	—	—	$(9,890)	—	$(54)	$(9,944)

Balance at May 31, 2011	35,471,677	$171,832	$3,050	$(41,857)	$(9,623)	$501	$123,903

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's
(unaudited)

	Three months ended May 31
	2011	2010
		(Note 2)
Operating Activities
Net Income (Loss)	(9,944)	9,698
Items not affecting cash
Amortization of property and equipment	829	631
Amortization of intangible assets	587	82
Accretion expense	276	—
Non cash royalty amortization	(201)	—
Stock-based compensation	492	287
Unrealized foreign exchange loss	1	16
Non cash future income tax expense	9	231
Inventory impairment (recovery)	57	(57)
Unrealized loss (gain) on short term investments	(39)	49
Accrued interest on short term investments	(1)	(7)

	(7,934)	10,930
Changes in non-cash working capital items	(1,284)	(5,265)

	(9,218)	5,665

Investing Activities
Acquisition of property and equipment	(449)	(2,150)
Acquisition of intangible assets	(314)	(75)
Purchase of short term investments	(22,432)	(45,308)
Maturity of short term investments	17,508	8,074

	(5,687)	(39,459)

Financing Activities
Share repurchase	—	(1,054)
Equity contribution by non-controlling interest in DW-HFCL	555	—
Issuance of common shares net of issuance costs	178	147

	733	(907)

Effect of foreign exchange on cash and cash equivalents	(6)	(16)
Net decrease in cash and cash equivalents	(14,178)	(34,717)
Cash and cash equivalents at beginning of period	77,819	105,276

Cash and cash equivalents at end of period	63,641	70,559

Cash paid during the period for interest	—	—

See accompanying notes

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(unaudited)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is in the business of developing next-generation broadband wireless backhaul and pseudowire equipment.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, DragonWave Corp., incorporated in the state of Delaware, in the United States, DragonWave PTE Limited, incorporated in Singapore, 4472314 Canada Inc., incorporated in Canada, Axerra Networks Inc., incorporated in the state of Delaware, Axerra Networks Ltd., incorporated in Israel, Axerra GMBH, incorporated in Germany, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, and its majority owned subsidiary, DragonWave HFCL India Private Limited. All intercompany accounts and transactions have been eliminated.

        The unaudited interim consolidated financial statements of the Company have been prepared in United States dollars following United States generally accepted accounting principles ["GAAP"] as further discussed in Note 2.

        The unaudited interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the February 28, 2011 audited consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at May 31, 2011 and the results of operations, cash flows and changes in equity for the three months ended May 31, 2011 and 2010.

2. ACCOUNTING POLICIES

Adoption of United States Generally Accepted Accounting Principles

        In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards ["IFRS"] for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, management undertook a detailed review of the implications of the Company having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators' National Instrument 51-102, "Continuous Disclosure Obligations".

        As a result of this analysis, management determined that the Company would adopt U.S. GAAP as its primary basis of financial reporting commencing March 1, 2011 on a retrospective basis. All comparative financial information contained in the unaudited interim consolidated financial statements has been revised to reflect the Company's results as if they had been historically reported in accordance with U.S. GAAP.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

2. ACCOUNTING POLICIES (Continued)

        The significant accounting policies of the Company are those described in Note 2 and 17 of its annual consolidated financial statements for the year ended February 28, 2011 except for "Stock-based compensation" and "Investment tax credits" for which the accounting policy is described in Note 24 and except for the changes in accounting policies adopted in the current fiscal year, as described below.

        The adoption of U.S. GAAP did not have a material change on the Company's accounting policies or financial results. An adjustment of $154 was made to increase deficit as calculated by Canadian GAAP as at February 28, 2011 due to the adoption of U.S. GAAP. For further details on the reporting differences consult note 24 to the annual consolidated financial statements for the year ended February 28, 2011.

Accounting policies adopted in the current fiscal year

Non-Controlling Interest

        The Company adopted ASC 810-10-65, Non-controlling Interests in Consolidated Financial Statements, which governs the accounting for and reporting of (1) non-controlling interest in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. Significant changes to the accounting for non-controlling interests include (a) the inclusion of non-controlling interests in the equity section of the controlling entity's consolidated balance sheets rather than in the mezzanine section and (b) the requirement that changes in the controlling entity's interest in the non-controlling interest, without a change in control, be recognized in the controlling entity's equity rather than being accounted for by the purchase method, which accounting under the purchase method would have given rise to goodwill.

        Additionally, the adoption of ASC 810-10-65 requires that net income, as previously reported prior to the adoption of ASC 810-10-65, be adjusted to include the net income attributable to the non-controlling interest, and that a new separate caption for net income attributable to common shareholders of the Company be presented in the consolidated statements of operations. ASC 810-10-65 also requires similar disclosure regarding comprehensive income (loss). The Company has disclosed the consolidated balance sheets and consolidated statements of operations and comprehensive income in accordance with this ASC.

Multiple-Deliverable Revenue Arrangements

        In November 2009, the FASB issued ASU 2009-13, which amends the guidance in ASC 605-25 on multiple element revenue arrangements. The amendment eliminates the residual method of allocation and requires that any arrangement consideration be allocated to all deliverables using the relative selling price method with any discounts allocated proportionally to each deliverable. The amendment also establishes a selling price hierarchy for determining the selling price of each deliverable. The selling price, formally referred to as fair value, will be based on vendor-specific objective evidence if available, third-party evidence if vendor specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. For the Company, this ASU is effective for revenue arrangements entered into or materially modified on or after March 1, 2011. This change did not have any material impact on the consolidated financial statements.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

2. ACCOUNTING POLICIES (Continued)

Impairment of Goodwill

        On December 17, 2010, the FASB issued ASU 2010-28, the new standard requires entities with a zero or negative carrying value to assess, considering qualitative factors such as those listed in ASC 350, whether it is more likely than not that a goodwill impairment exists. If an entity concludes that it is more likely than not that a goodwill impairment exists, the entity must perform step 2 of the goodwill impairment test. This change did not have any material impact on the consolidated financial statements.

Fair Value Measurements

        In January 2010, the Financial Accounting Standards Board (the "FASB") issued authoritative guidance to improve disclosures about fair value measurements. This new authoritative guidance became effective for interim and annual periods beginning after December 15, 2009, except for the requirement to separately disclose purchases, sales, issuances, and settlements in the Level 3 reconciliation, which became effective for interim and annual periods beginning after December 15, 2010. The Company has adopted the authoritative guidance to improve disclosures about fair value measurements and the authoritative guidance requiring separate disclosure on purchases, sales, issuances, and settlements in the Level 3 reconciliation in the first quarter of fiscal 2012. The adoption did not have a material impact on the Company's results of operations, financial condition or the Company's disclosures.

FUTURE ACCOUNTING CHANGES

Fair Value Measurements

        In May 2011, the FASB, as a result of work performed with the International Accounting Standards Board ("IASB"), issued authoritative guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). The guidance is expected to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The guidance presents certain amendments to clarify existing fair value measurements and disclosure requirements such as clarifying the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and clarifying that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurements that is categorized within Level 3 of the fair value hierarchy. Furthermore, the guidance amends previous literature by requiring additional disclosures about fair value measurements, specifically requesting more information about the valuation processes used for fair value measurements categorized within Level 3 of the fair value hierarchy as well as presenting sensitivity of the fair value measurements to changes in unobservable inputs in Level 3 valuations. The guidance also amends previous literature around measuring the fair value of financial instruments that are managed within a portfolio as well as the application of premiums and discounts in a fair value measurement. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

3. DRAGONWAVE HFCL INDIA PRIVATE LIMITED

        On March 10, 2011, DragonWave and Himachal Futuristic Communications Ltd. (HFCL) finalized the incorporation of DragonWave HFCL India Private Limited (DW-HFCL). DragonWave invested $560 in return for 50.1% ownership of the newly formed company. The results of the newly formed subsidiary have been consolidated in the financial statements of the Company as of March 10, 2011. The Company is consolidating the results of DW-HFCL because they have majority control and hold substantive participating rights in the operations of DW-HFCL.

        Non-controlling interest consists of the minority owned portion of DragonWave HFCL India Private Limited.

4. CASH and CASH EQUIVALENTS, RESTRICTED CASH, and SHORT TERM INVESTMENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	May 31, 2011	February 28, 2011
Cash	63,641	70,388
Cash equivalents	—	7,431

Total Cash and cash equivalents	63,641	77,819
Restricted cash	146	714
Short term investments	16,145	11,181

Total Cash and cash equivalents, Restricted cash, and Short term investments	79,932	89,714

        Short term investments are classified as held for trading and are re-valued to market at the end of the period. Cost and fair value of short term investments, as at May 31, 2011, by contractual maturity were as follows:

Maturity Date	Amortized Cost	Fair Value
September 1, 2011	4,937	4,940
October 31, 2012	9,119	9,153
November 29, 2013	2,059	2,052

Total Short Term Investments	16,115	16,145

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to accounts receivable in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to accounts receivable by performing credit reviews for each of its customers.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

5. TRADE RECEIVABLES (Continued)

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual customer.

	May 31, 2011	February 28, 2011
Trade Receivables (gross)	9,688	11,670
Allowance for doubtful accounts	(90)	(91)

Trade Receivables (net)	9,598	11,579

        As at May 31, 2011, nil customers exceeded 10% of the total receivable balance [February 28, 2011—two customers represented 31% of the accounts receivable balance].

        Included in general and administrative expenses is ($1) related to bad debt expense for the three months ended May 31, 2011 [three months ended May 31, 2010—$66].

6. INVENTORY

        Inventory is comprised of the following:

	May 31, 2011	February 28, 2011
Raw Materials	9,915	9,506
Work in Progress	1,222	851
Finished Goods	18,733	15,730

Total Production Inventory	29,870	26,087
Inventory held for customer service/warranty	2,144	2,117

Total Inventory	32,014	28,204

        Cost of sales for the three months ended May 31, 2011 was $6,405 [three months ended May 31, 2010—$27,495], which included $5,990 [three months ended May 31, 2010—$24,660] of costs associated with inventory. The remaining costs of $415 [three months ended May 31, 2010—$2,835] related principally to freight, warranty and other direct costs of sales.

        For the three month period ended May 31, 2011, the Company recognized an impairment loss (recovery) on inventory of $57 [three months ended May 31, 2010—($57)].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	May 31, 2011	February 28, 2011
Deposits with suppliers	3,152	3,108
Prepaid expenses	1,223	786
Goods and services tax	344	652
Receivable from the Office of the Chief Scientist	640	275
Income Tax Receivable	227	221
Other & miscellaneous receivables	182	264

Total other current assets	5,768	5,306

8. PROPERTY AND EQUIPMENT

	May 31, 2011			February 28, 2011
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test equipment	12,784	7,734	5,050	5,291
R&D equipment	2,256	1,684	572	594
Computer hardware	2,329	1,901	428	472
Production fixtures	1,065	590	475	520
Leasehold improvements	897	539	358	361
Furniture and fixtures	664	526	138	152
Communication equipment	251	173	78	84
Other	219	138	81	86

Total	20,465	13,285	7,180	7,560

        Amortization expenses relating to the above property and equipment of $536, $32 and $261 were included in research and development, sales and marketing and general and administrative expenses respectively for the three months ended May 31, 2011 [three months ended May 31, 2010: R&D—$434; S&M—$8; G&A—$189].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

9. INTANGIBLE ASSETS

        Intangible assets are apportioned as follows:

	May 31, 2011			February 28, 2011
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Customer Relationships	8,257	151	8,106	8,215
Developed Technology	6,268	767	5,501	5,816
Computer Software	2,691	1,642	1,049	898

Total Intangible Assets	17,216	2,560	14,656	14,929

        For the three month period ended May 31, 2011, the Company recognized amortization of intangible assets of $587 [three months ended May 31, 2010—$82].

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	May 31, 2011	February 28, 2011
Trade payables	8,114	7,581
Accrued liabilities	4,010	5,714
Payroll related accruals	3,067	1,342
Warranty accrual	1,334	1,330

Total Accounts Payable and Accrued Liabilities	16,525	15,967

        Warranty accrual:

        Within its accrued liabilities, the Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES (Continued)

        The following table details the changes in the warranty liability for the respective three months ended:

	Three months ended
	May 31, 2011	May 31, 2010
Balance at the beginning of the period	2,892	2,478
Accruals	134	826
Utilization	(456)	(152)
Changes in estimates	(247)	113

Ending Balance	2,323	3,265

Short term Portion	1,334	1,425
Long term Portion	989	1,840

11. CONTINGENT CONSIDERATION

        On October 13, 2010, the Company acquired all of the outstanding shares of Axerra Networks Inc. ("Axerra"), a leader in pseudowire technology, under a share purchase agreement dated October 13, 2010. The total potential purchase price was up to $25,000 which included $9,500 paid in cash on October 13, 2010 and a potential earn-out of $15,500, based on additional sales performance over the following 16 months, which can be paid-out in either cash, or the Company's shares at the Company's option. As at the purchase date, the Company recorded $23,770 for the purchase which included cash consideration of $9,500 and the potential earn-out of $15,500 discounted to $14,270 using a risk-free rate of return adjusted for a risk premium. The estimated liability for the earn-out arrangement established upon acquisition of $14,270 has been adjusted based on accretion of the discount and is now valued at $14,853. Any future adjustments to the estimated liability for the earn-out arrangement will be accounted for in the period in which the estimate is revised with a corresponding charge to the consolidated statement of operations and comprehensive income.

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	May 31, 2011	February 28, 2011
Warranty accrual	989	1,562
Deferred Revenue	490	437

Total Other Long Term Liabilities	1,479	1,999

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

13. SHAREHOLDERS' EQUITY

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 3,547,677 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment. The maximum number of Common Shares issuable under the Stock Option Plan is 10% of the Common Shares issued and outstanding.

        The following is a summary of stock option activity:

	Three months ended May 31, 2011		Year ended February 28, 2011
	Options	Weighted Average Price (CAD)	Options	Weighted Average Price (CAD)
Opening Balance	2,114,906	$5.53	1,603,052	$4.06
Granted	552,500	$6.77	900,645	$7.28
Exercised	(40,346)	$2.82	(311,254)	$2.73
Forfeited	(8,577)	$11.16	(77,537)	$6.62

Closing Balance	2,618,483	$5.82	2,114,906	$5.53

        The Company has recognized $492 for the three months ended May 31, 2011 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three months ended May 31, 2010—$287].

        The following are the weighted average values used in determining the fair value:

	Three months ended
	May 31, 2011	May 31, 2010
Volatility	70%	63%
Risk Free Rate	2.03%	1.02%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 552,500 options granted during the three month period ended May 31, 2011 were determined to have a fair value of $2,083.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on May 31, 2011:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Exercise Price (CAD)
$ 1.34	$2.00	410,745	2.44	$1.37	209,963	$1.36
$ 2.01	$3.00	55,255	0.38	$2.51	52,248	$2.49
$ 3.01	$4.00	185,980	2.38	$3.38	93,393	$3.38
$ 4.01	$5.00	272,722	2.31	$4.46	202,476	$4.45
$ 5.01	$6.00	68,616	2.53	$5.59	35,616	$5.61
$ 6.01	$7.00	954,695	4.53	$6.48	15,832	$6.44
$ 7.01	$8.00	385,000	4.55	$7.83	890	$7.23
$ 8.01	$10.00	146,500	3.82	$9.34	40,090	$9.37
$10.01	$13.74	138,970	3.57	$12.45	47,503	$12.30

		2,618,483	3.59	$5.82	698,011	$4.15

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the three months ended May 31, 2011 a total of 7,549 common shares were purchased respectively by employees at fair market value, while the Company issued 1,889 and common shares respectively as its matching contribution. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the three months ended May 31, 2011 was $7 [three months ended May 31, 2010—$1]. The fair value of the unearned ESPP shares as at May 31, 2011 was $49 [February 28, 2011—$42]. The number of shares held for release, and still restricted under the plan at May 31, 2011 was 7,240 [February 28, 2011—6,287].

Warrants

        On December 21, 2001, and as amended and restated on November 10, 2003, in connection with the issuance of the long-term debt, the Company issued to two parties the right to purchase $315 and $35 Series A-1 Preferred Shares of the Company. On April 19, 2007, a capital reorganization occurred pursuant to which all Preferred Shares were converted into common shares. As a result, and in accordance with the original terms of the agreement, the terms of the warrant were updated such that the holders are entitled to purchase an aggregate of 37,245 common shares at a purchase price of $9.40 per share. These warrants are still outstanding and carry a cashless conversion privilege, expire upon the later of: [a] the tenth anniversary of the grant of the right to purchase or [b] April 19, 2012.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        Effective May 30, 2007, the Company granted a warrant to a party to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrant expires 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in an issuance of 31,562 warrants. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

14. NET INCOME (LOSS) PER SHARE

        The following table illustrates the dilutive impact on net income (loss) per share including the effect of outstanding options and warrants:

	Three Months Ended, May 31
	2011	2010
Basic Net Income (Loss) per share
Net Income (Loss)	(9,944)	9,698
Weighted average number of shares outstanding	35,429,049	36,916,893

Net Income (Loss) per share	$(0.28)	$0.26

Diluted Net Income (Loss) per share
Net Income (Loss)	(9,944)	9,690
Weighted average number of shares outstanding	35,429,049	36,916,893
Dilutive effect of warrants	—	21,405
Dilutive effect of stock options	—	992,406

Adjusted weighted average number of shares outstanding	35,429,049	37,930,704

Net Income (Loss) per share	$(0.28)	$0.26

        As at May 31, 2011, 2,618,483 options, 68,807 warrants and 33,796 shares with regards to the Company's contingent consideration were excluded from the net income (loss) per share calculation as they were anti-dilutive.

15. COMMITMENTS

        Future minimum operating lease payments as at May 31, 2011 per fiscal year are as follows:

2012	$1,693
2013	$2,084
2014	$1,943
2015	$1,812
Thereafter	$2,699

$10,231

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

15. COMMITMENTS (Continued)

Royalty Commitments

        Under the research and development agreements of Axerra Networks Ltd., a subsidiary of DragonWave, the Company received and accrued participation payments from the Office of the Chief Scientist ("OCS") of the Ministry of Industry and Trade in Israel in the amount of $350 in the three months ended May 31, 2011. DragonWave is required to pay royalties at the rate of 3%—3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

        The fair value represents the discounted, most probable obligation to the Company. After consideration of the liability currently recognized in the consolidated balance sheet of $3,756, the company has a maximum potential obligation of an additional $10,498.

16. RELATED PARTY TRANSACTIONS

        The Company leases premises from a real estate company controlled by a member of the Board of Directors. During the three months ended May 31, 2011, the Company paid $447 [three months ended May 31, 2010—$306], relating to the rent, operating costs, and leasehold improvements associated with this real estate, and the value owing for net purchases at May 31, 2011 was $2 [February 28, 2011—$30]. These amounts have been allocated amongst various expense accounts, except for leasehold improvements which have been allocated to property and equipment.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

17. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, receivables, or other liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	May 31, 2011	February 28, 2011
Held-for-trading(1)	79,932	89,714
Receivables(2)	10,748	12,197
Other financial liabilities(3)	15,171	14,608

(1)
Includes cash, cash equivalents, restricted cash, and short term investments

(2)
Includes trade receivables and other receivables which are financial in nature

(3)
Includes accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, restricted cash, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

17. FINANCIAL INSTRUMENTS (Continued)

approximates the carrying amount given that they will mature shortly. As at the consolidated balance sheet dates, there are no significant differences between the carrying value of these items and their estimated fair values. All financial instruments have been measured using Level 1 inputs.

Interest rate risk

        Cash and cash equivalents and short term investments with fixed interest rates expose the Company to interest rate risk on these financial instruments. Interest income of $84 was recognized during the three months ended May 31, 2011 on the Company's cash, cash equivalents and short term investments [three months ended May 31, 2010—$32].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents, restricted cash, and short term investments in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or face value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions.

Foreign exchange risk

        The following table summarizes the currency distribution of the Company's financial instruments in US dollars, As at May 31, 2011:

	May 31, 2011			February 28, 2011
	US Dollars	CDN Dollars	Other Currency	US Dollars	CDN Dollars	Other Currency
Held-for-trading	87%	10%	3%	87%	11%	2%
Receivables	83%	6%	11%	94%	1%	5%
Other financial liabilities	67%	19%	14%	70%	18%	12%

        Foreign exchange risk arises because of fluctuations in exchange rates. The Company does not currently use derivative financial instruments to mitigate this risk.

        If the US dollar had appreciated 1 percent against all foreign currencies at May 31, 2011, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net income of $69 for the three month period ended May 31, 2011 [three month period ended May 31, 2010—$85], with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at May 31, 2011.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

17. FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

        A risk exists that the Company will not be able to meet its financial obligations as they become due. Based on the Company's recent performance, current revenue expectations and strong current ratio, management believes that liquidity risk is low.

18. SEGMENTS AND GEOGRAPHICAL INFORMATION

        The Company operates in one reportable segment—broadband wireless backhaul equipment. All significant assets held by the Company are located in Canada. The following table presents total revenues by geographic location:

	For the three months ended
	May 31, 2011		May 31, 2010
	Amount	%	Amount	%
Canada	2,589	23%	2,726	6%
North America (excluding Canada)	5,611	52%	40,190	82%
Europe, Middle East, and Africa	2,024	18%	5,448	11%
Other	825	7%	362	1%

Total Revenue	11,049	100%	48,726	100%

19. ECONOMIC DEPENDENCE

        The Company was dependent on two key customers with respect to revenue in the three months ended May 31, 2011. These customers represented approximately 15% and 11% of sales respectively for the three month period ended May 31, 2011 [three months ended May 31, 2010—one customer representing 78% of sales].

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  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share and per share amounts (unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts (unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY Expressed in US $000's except common share amounts (unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (unaudited)